Exhibit 99.3

INTERMOUNTAIN COMMUNITY BANCORP

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (“Agreement”) is entered into by and between Intermountain Community Bancorp (“Company”) and                 (“Grantee”).

1. Basic Terms of Award

Number of Shares of Restricted Stock Awarded: up to                 shares of Company common stock (which shares, along with any shares issued as a stock dividend or in a stock split with respect to those shares, and any securities issued by conversion or exchange of the shares of Company common stock in a merger or other Change in Control, are hereinafter referred to in this Agreement as the “Restricted Stock”).

Amount Required to be Paid for Shares of Restricted Stock: $0.00

Date of Award: The date of this Award is the date on which Company shareholders approve amendment of Section 3.a of the 2012 Stock Option and Equity Compensation Plan of Intermountain Community Bancorp (the “Plan”), which shall be the date of the 2014 annual meeting of Company shareholders or any date to which that meeting is adjourned or postponed.

Fair Market Value: As reported by NASDAQ, on the date of this Award the price per share of Company common stock was $             . On the date of this Award the Fair Market Value per share of the Shares of Restricted Stock was                     .

2. Award Conditions. (a) Shareholder approval of Plan amendment. Company hereby awards to Grantee the number of shares of Restricted Stock stated above (“Award”). This Award is conditional on shareholder approval of the amendment of Plan Section 3.a. This Award shall become effective if and only if at the 2014 annual meeting, as the same may be adjourned or postponed, Company shareholders approve amendment of Plan Section 3.a. This Award shall become null and void automatically if at the 2014 annual meeting (or adjourned or postponed meeting) Company shareholders do not approve amendment of Plan Section 3.a.

(b) Performance conditions. The Grantee’s entitlement to the shares of Restricted Stock is subject both to a time-based vesting condition stated in Section 4 of this Agreement and to the Exhibit A.1 performance conditions referenced in Section 4 of this Agreement. The effect of failure to satisfy the time-based vesting conditions, the performance-based conditions, or both is stated in Section 4 of this Agreement.

3. The Plan Governs. The Award is made under the Plan, a copy of which has been provided to Grantee. The terms and conditions of the Plan are hereby incorporated into this Agreement by this reference. The terms of the Plan shall govern in the case of any conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement. Capitalized terms used in this Agreement that are not defined in this Agreement shall have the meaning given in the Plan.

4. Vesting. The shares of Restricted Stock granted by this Award shall not become vested until the time-based vesting conditions stated in paragraph (a) of this Section 4 are satisfied and the performance-based vesting conditions stated in paragraph (b) also are satisfied. After a

(Performance #2)

Change in Control the time-based vesting conditions of paragraph (a) shall continue to apply but the performance-based vesting conditions of paragraph (b) shall not, and under paragraph (c) the shares may become vested on an accelerated basis if employment termination occurs within 24 months after the Change in Control.

(a) Time-based vesting. Subject to satisfaction of the conditions stated in paragraph (b), the Restricted Stock shall vest in equal 20% increments on the first five anniversaries of the Date of the Award, becoming 100% vested on the fifth anniversary, provided that on each vesting date the Grantee has maintained Continuous Status as an Employee through the vesting date. Except as otherwise provided in the Plan or in this Agreement, shares of Restricted Stock that have not already become vested when the Grantee’s employment termination occurs shall be forfeited to the Company without payment of any kind to the Grantee immediately after Grantee fails to maintain Continuous Status as an Employee.

(b) Performance-based vesting. (1) Performance-based vesting conditions to be determined annually by the Committee. The performance-based vesting conditions stated in Exhibit A.1 apply to the 20% portion of the award scheduled to vest on the 2015 anniversary of the award date, which is the first anniversary of the award date. Attached to this Agreement, Exhibit A.1 is incorporated herein by this reference and made a part of this Agreement. On or before the last day of February in each of the years 2015 through 2018 the Committee shall establish the performance-based vesting conditions to be satisfied at the end of that year in order for the Grantee to become vested on an award anniversary date in the portion scheduled to become vested on that award anniversary date. For example, the Committee would establish on or before February 28, 2015 the performance-based vesting conditions that are applicable for 2015 performance, which will determine whether the 20% portion scheduled to become vested on the 2016 award anniversary date will become vested on that date (the Committee’s action on or before February 28, 2015 regarding performance-based vesting conditions applicable for 2015 performance would not affect performance-based vesting of the 20% portion of the award scheduled for vesting on the later award anniversary date in 2015, which would be determined by the performance-based vesting conditions stated in Exhibit A.1, which are applicable for 2014 performance). If the Committee fails to establish by the last day of February in a particular year the performance conditions that govern performance-based vesting for that year, the performance conditions applicable for the immediately preceding year shall govern. Satisfaction of time-based vesting conditions is determined as of the award anniversary dates, but satisfaction of performance-based vesting is based on calendar year-end financial results.

(2) The Committee shall determine whether performance-based vesting conditions are satisfied in whole, in part, or not at all, with proportionate vesting for partial satisfaction of performance-based vesting conditions. If the 20% portion of the Restricted Stock award scheduled to become vested on an award anniversary date would become vested if the performance-based vesting conditions are satisfied, that portion shall instead be forfeited if the performance-based vesting conditions actually are not satisfied. If the performance-based vesting conditions are satisfied in part, part of the 20% portion of the Restricted Stock award shall become vested and the remainder of the 20% portion shall be forfeited. A forfeited portion of the Restricted Stock award shall never be vested, regardless of whether the Employee’s service continues and regardless of whether other shares scheduled to become vested in future years become vested on an accelerated basis under paragraph (c) after a Change in Control. Once shares are forfeited because of failure to satisfy performance-based vesting conditions at the vesting date, those shares are forever forfeited. The Committee shall determine on each of the first five anniversaries of the Award Date whether the performance-based vesting conditions for the preceding year were satisfied in whole, in part, or not at all and whether as a result the 20% portion of the Restricted Stock award scheduled to become vested on the award anniversary date has become vested in whole, forfeited in whole, or vested in part and forfeited in part. The Committee shall promptly notify the Grantee of the Committee’s determination. All Committee determinations under the Plan or under this Agreement are final and binding.

(c) Change in Control. (1) Effect of a Change in Control generally. After a Change in Control the time-based vesting conditions of paragraph (a) shall continue to apply but the performance-based vesting conditions of paragraph (b) shall not. If shares of Company common stock are converted into or exchanged for other securities in a merger or other Change in Control, the time-based vesting conditions of paragraph (a) shall continue to apply to the securities into which the Company common stock is converted or for which Company common stock is exchanged, but the performance-based vesting conditions of paragraph (b) shall not.

(2) Accelerated vesting for involuntary termination without cause within 24 months after a Change in Control or for voluntary termination with good reason within 24 months after a Change in Control. The unvested 20% increments whose anniversary-based vesting date has not yet occurred when employment termination occurs after a Change in Control first occurs shall immediately become vested in full when employment termination occurs, but only if the Grantee’s employment termination is an involuntary termination without cause within 24 months after a Change in Control or a voluntary termination with good reason within 24 months after a Change in Control (and, if the post-Change-in-Control employment termination on account of involuntary termination without cause or voluntary termination with good reason occurs after year end but before the award anniversary date, accelerated vesting under this paragraph (c) shall occur regardless of whether the Committee would have determined on the next award anniversary date that the performance-based vesting conditions were or were not satisfied as of the end of the preceding year). A Change in Control or termination after a Change in Control shall not have any impact on and shall not cause to become vested any portion of the Restricted Stock award that, because of a failure to satisfy the conditions of Section 4, has already been forfeited when the post-Change-in-Control termination occurs. Shares that are forfeited because of failure to satisfy the conditions of Section 4 are forfeited forever.

For purposes of this Agreement, involuntary termination of Grantee’s employment shall be considered involuntary termination without cause unless Grantee shall have committed any of the following acts or if any of the following conditions exist:

a.	fraud, embezzlement, or theft by Grantee in the course of employment, or

b.	intentional violation of any law or significant policy of the Company or a subsidiary of the Company if, in the Company’s sole judgment, the violation has an adverse effect on the Company or subsidiary, regardless of whether the violation leads to criminal prosecution or conviction. For purposes of this Agreement applicable laws include any statute, rule, regulatory order, statement of policy, or final cease-and-desist order of any governmental agency or body having regulatory authority over the Company or subsidiary. No act or failure to act on Grantee’s part shall be considered intentional if it was due primarily to an error in judgment or negligence. An act or failure to act on Grantee’s part shall be considered intentional if it is not in good faith and if it is without a reasonable belief that the action or failure to act is in the Company’s best interests, or

c.	gross negligence in the performance of duties, or intentional failure to perform stated duties after written notice, or

d.	intentional wrongful damage to the business or property of the Company or a subsidiary of the Company, including without limitation the Company’s or subsidiary’s reputation, which in the Company’s sole judgment causes material harm to the Company or subsidiary, or

e.	a breach of fiduciary duty or misconduct involving dishonesty in Grantee’s capacity as an officer, or

f.	removal of Grantee from office or permanent prohibition from participating in Panhandle State Bank’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, 12 U.S.C. 1818(e)(4) or (g)(1), or

g.	conviction of Grantee for or plea of no contest to a felony or conviction of or plea of no contest to a misdemeanor involving moral turpitude, or the actual incarceration of Grantee for 45 consecutive days or more, or

h.	the occurrence of any event that results in Grantee being excluded from coverage, or having coverage limited for Grantee as compared to other executives, under the Company’s or subsidiary’s blanket bond or other fidelity or insurance policy covering its directors, officers, or employees.

For purposes of this Agreement, a voluntary termination by Grantee is considered a voluntary termination with good reason if (i) the conditions of the safe-harbor definition of good reason contained in Internal Revenue Code section 409A are satisfied, as the same may be amended from time to time, (ii) Grantee gives the Company notice of the existence of such condition(s) within 90 days after the initial existence of the condition, and the Company fails to remedy such condition(s) within 30 days after receiving notice, and (iii) Grantee’s voluntary termination because of the existence of such condition(s) occurs within 24 months following the initial existence of the condition.

For example, if a Change in Control occurs on August 15, 2015 and if – because of better-than-target but less-than-maximum satisfaction of performance-based vesting conditions as of the 2014 calendar year end – on the April 2015 anniversary of the award only 15% of the award had become vested, rather than the 20% scheduled for time-base vesting on that date, then after August 15, 2015 80% of the award would remain subject to time-based vesting conditions but would no longer be subject to performance-based vesting conditions, the 15% of the award that had already satisfied the time-based vesting conditions and the performance-based vesting conditions would be unaffected, and the 5% of the award that had already been forfeited because of less-than-maximum satisfaction of performance-based vesting conditions would remain forfeited.

(d) Clawback on account of financial restatements. If the Company must prepare an accounting restatement in order to comply with financial reporting requirements under federal securities laws, the Grantee shall forfeit to the Company without compensation of any kind the excess of the amount of the award that has become vested under paragraph (b) over the amount that would have become vested had the accounting restatement not been necessary. If the restatement has no impact on satisfaction of the performance conditions, meaning the paragraph (b) performance conditions would have been satisfied to the same degree after the restatement as they were before the restatement, there shall be no forfeiture under this paragraph (d). If the Committee determines on an award anniversary date after the restatement that the amount to be forfeited is less than the amount that would – because of satisfaction of performance conditions – become vested on the award anniversary date, instead of recovering by forfeiture shares that have already vested the Committee may withhold and cause forfeiture of shares for which performance-based vesting would otherwise occur on the award anniversary date, provided the Committee first determines that performance-based vesting of the shares to be forfeited definitely would otherwise occur on the award anniversary date.

(e) Shares issued as stock dividends or in stock splits. The Restricted Stock awarded by this Agreement shall be deemed also to include any shares that are issued after the award date as a stock dividend on or stock split of the shares of Restricted Stock awarded by this Agreement, or that are issued because of another form of change in the Company’s capital structure not involving a Change in Control, and in any such case those shares shall be subject to this Agreement as if they had been part of the Restricted Stock award on the award date, including but not limited to being subject to the time-based and performance-based vesting conditions of Section 4.

5. Rights as a Shareholder. When this Award becomes effective, the Grantee shall have all of the rights of a shareholder in the shares of Restricted Stock that are subject to this Award. The Grantee shall forfeit all shareholder rights in shares of Restricted Stock that are forfeited or that are required by the terms of this Agreement to be forfeited.

6. No Transfers Before Vesting. Except for transfers by will or by the laws of descent or distribution, before the shares vest the shares of Restricted Stock subject to this Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of.

7. Additional Conditions. Shares of Restricted Stock subject to this Award shall not be issued unless the issuance and delivery comply with all relevant provisions of law, including without limitation all securities laws, rules, and regulations, and the requirements of any stock exchange upon which the Restricted Stock may then be listed. Issuance of shares of Restricted Stock is further subject to the approval of counsel for Company.

8. Taxes. In its sole discretion the Company may take any actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the issuance of Restricted Stock subject to this Award, including but not limited to (x) withholding or causing to be withheld from any form of compensation or other amount due Grantee any amount required to be withheld under applicable tax laws, or (y) requiring Grantee to make arrangements satisfactory to the Company (including without limitation paying amounts) to satisfy any tax obligations, as a condition to recognizing any rights of Grantee under the Award.

9. Internal Revenue Code Section 83(b) Election. Grantee understands and acknowledges the following.

(a) Under Section 83(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the excess of the fair market value on the date of vesting of the shares of Restricted Stock over the amount, if any, paid for the shares is taxed at the time of vesting as ordinary income and is subject to payroll and withholding taxes and to tax reporting, as applicable.

(b) Grantee may elect under Section 83(b) of the Code to be taxed at ordinary income rates based on the fair market value of the shares of Restricted Stock at the time the shares are awarded, rather than at the time and as the shares of Restricted Stock vest. That election (an “83(b) Election”) must be filed with the Internal Revenue Service within 30 days after the Date of Award. Grantee (a) will not be entitled to a deduction for any ordinary income previously recognized as a result of the 83(b) Election if shares of Restricted Stock are subsequently forfeited to the Company, and (b) the 83(b) Election may cause Grantee to recognize more compensation income than the Grantee would have otherwise recognized if the value of the shares of Restricted Stock subsequently declines. The form for making an 83(b) Election is attached hereto as Exhibit A.2. FAILURE TO FILE THE ELECTION WITHIN THE REQUIRED 30-DAY PERIOD AND AS OTHERWISE DESCRIBED IN THE FORM MAY RESULT IN THE RECOGNITION OF ORDINARY INCOME BY GRANTEE AS SHARES OF RESTRICTED STOCK VEST.

(c) The foregoing is only a summary of the federal income tax laws that apply to the shares of Restricted Stock and does not purport to be complete. GRANTEE IS DIRECTED TO SEEK INDEPENDENT ADVICE REGARDING THE APPLICABLE PROVISIONS OF THE CODE, THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE GRANTEE MAY RESIDE, AND THE TAX CONSEQUENCES OF DEATH.

10. Stock Power and Escrow. Grantee agrees to deliver a Stock Power and Assignment Separate from Certificate in the form attached as Exhibit B (with the transferee, certificate number, date and number of shares left blank), executed by Grantee and spouse, if any, along with any certificate(s) evidencing shares of Restricted Stock, to the Secretary of the Company or its designee (“Escrow Holder”). GRANTEE HEREBY APPOINTS THE ESCROW HOLDER TO HOLD THE STOCK POWER AND CERTIFICATE(S) IN ESCROW AND TO TAKE ALL SUCH ACTIONS AND TO EFFECTUATE ALL SUCH TRANSFERS AND/OR RELEASES OF SHARES AS ARE REQUIRED TO EFFECTUATE THE TERMS OF THIS AWARD. The foregoing appointment is a power coupled with an interest and may not be revoked by Grantee. Grantee and the Company agree that any Escrow Holder will not be liable to any party or to any person for any actions or omissions, unless Escrow Holder is grossly negligent relative thereto. Escrow Holder may rely on any letter, notice, or other document executed by any signature purported to be genuine and may rely on advice of counsel and obey any order of any court with respect to the transactions by this Agreement. Shares of Restricted Stock subject to this Award shall be released to Grantee from escrow as they vest unless the shares are otherwise set off against any obligation Grantee may have to the Company.

11. Miscellaneous.

(a) Cooperation. Each party agrees to cooperate fully with the other party, to execute such further instruments, documents, and agreements, and to give such further written assurances as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

(b) Usage. All pronouns shall be deemed to include the masculine, feminine, neuter, singular, or plural forms thereof, as the context may require. All references to “paragraph” shall be deemed to refer to paragraphs of this Agreement, unless otherwise specifically stated.

(c) Notices. All notices and other communications of any kind under this Agreement shall be in writing and may be delivered by personal service or overnight courier, facsimile, or registered or certified mail, return receipt requested, deposited in the United States mail with postage thereon fully prepaid, addressed (x) if to Company, to its home office, marked to the attention of the corporate secretary of Company, or (y) if to Grantee, to the Grantee’s address set forth on the signature page hereof. Any notice or other writings so delivered shall be deemed given (x) if by mail, on the second business day after mailing, and (y) if by other means, on the date of actual receipt by the party to whom it is addressed. Any party hereto may from time to time by notice in writing served upon the other as provided herein, designate a different mailing address or a different person to which notices or demands are thereafter to be addressed or delivered.

(d) Attorneys’ Fees. In any action at law or in equity to enforce any of the provisions or rights under this Agreement, the unsuccessful party to the litigation, as determined by the court in a final judgment or decree, shall pay the successful party all costs, expenses, and reasonable attorneys’ fees incurred by the successful party (including without limitation costs, expenses, and fees on any appeal).

(e) Waiver. No waiver of any term, provision, or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or be construed as a further or continuing waiver of the term, provision, or condition or as a waiver of any other term, provision, or condition of this Agreement.

(f) Choice of Law. The parties intend that the internal laws of the State of Idaho (irrespective of any choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties.

(g) Successors. This Agreement and all of its terms, conditions, and covenants are binding on and inure to the benefit of the heirs, executors, administrators, successors, and permitted assigns of the parties hereto. The obligations of the Company under this Agreement shall be assumed by the Company’s successor after a Change in Control.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

COMPANY	INTERMOUNTAIN COMMUNITY BANCORP
an Idaho corporation

By

Print name:

Title:

GRANTEE
By

Print name:

Address:

Social Security No.

ACKNOWLEDGEMENT

GRANTEE HEREBY ACKNOWLEDGES HAVING RECEIVED A COPY OF THE PLAN.

Print Name:

CONSENT OF SPOUSE AND CERTIFICATION OF MARITAL STATUS

CONSENT OF SPOUSE

This Consent of Spouse relates to an award by Intermountain Community Bancorp of shares of Restricted Stock to                      under the Amended and Restated 2012 Stock Option and Equity Compensation Plan of Intermountain Community Bancorp and a related Restricted Stock Agreement. The foregoing plan and agreement are sometimes referred to herein as the “Documents.” By signing below, the undersigned acknowledges that he or she:

1.	is the spouse of the grantee of the shares,

2.	has read the Documents and is familiar with the terms and conditions of the Documents, and

3.	agrees to be bound by all the terms and conditions of the Documents.

Dated:

Print Name:

CERTIFICATION OF MARITAL STATUS

I hereby certify that I am not married.

Print Name:

EXHIBIT A.1

PERFORMANCE-BASED VESTING CONDITIONS

Time-based vesting conditions and performance-based vesting conditions operate together. The shares of Restricted Stock awarded by the Restricted Stock Agreement of which this Exhibit A.1 is a part are subject to time-based vesting, vesting in equal 20% increments on each of the first five anniversaries of the award date but being subject to potential forfeiture if employment termination occurs before an anniversary date. The shares are also subject to performance-based vesting conditions, with the result that on each occasion of time-based vesting the portion of the award scheduled for time-based vesting on that date is subject to potential forfeiture for failure to satisfy the performance-based vesting conditions stated in this Exhibit A1.

Performance-based vesting conditions can yield proportionate vesting. On each of the first five anniversaries of the award date, all of the shares of Restricted Stock scheduled for time-based vesting on that date shall become vested if the performance-based vesting conditions stated in this Exhibit A.1 are fully satisfied. If the performance-based vesting conditions are instead partially satisfied, a corresponding portion of the Restricted Stock award scheduled to become vested on that date shall become vested and the remainder of the award scheduled to become vested on that date shall be forfeited. If the performance-based vesting conditions are wholly unsatisfied, the entire amount of the Restricted Stock award scheduled for time-based vesting on that date shall be forfeited.

No vesting shall occur unless Intermountain Community Bancorp realizes net income for the preceding year. On each of the first five anniversaries of the award date the performance-based vesting conditions shall be considered wholly unsatisfied if Intermountain Community Bancorp had a net loss for the year end immediately before the award anniversary date, regardless of whether the performance-based vesting goals for the preceding year actually are satisfied. For this purpose Intermountain Community Bancorp’s net income (loss) means net income (loss) determined in accordance with generally accepted accounting principles, specifically the line item net income (loss) on the audited, Consolidated Statement of Operations for the years ended December 31. For example, on the 2015 award anniversary date the performance-based vesting conditions shall be considered wholly unsatisfied if Intermountain Community Bancorp reports a net loss for the year ended December 31, 2014 and the Grantee shall forfeit all of the shares scheduled to become vested on that 2015 award anniversary date, but this will not affect the portions of the award scheduled to become vested on the award anniversary dates in 2016 through 2019.

No vesting shall occur unless the Grantee’s most recent annual performance rating is satisfactory or better. On each of the first five anniversaries of the award date the performance-based vesting conditions shall be considered wholly unsatisfied if the Grantee’s most recent annual performance rating on that award anniversary date is not satisfactory or better, as determined by the Committee. All Committee determinations under this Exhibit A.1 and under the Restricted Stock Agreement of which this Exhibit A.1 is a part are final and binding. For example, if the Grantee’s most recent annual performance rating as of the 2015 award anniversary date is not at least satisfactory, the Grantee shall forfeit all of the shares scheduled to become vested on that 2015 award anniversary date (even if Intermountain Community Bancorp reports net income for 2014, even if all performance-based vesting conditions are otherwise satisfied, and regardless of whether the Grantee’s most recent annual performance rating occurred before, during, or after 2014), but this will not affect the portions of the award scheduled to become vested on the award anniversary dates in 2016 through 2019.

The specific performance goals. There are three performance goals to be applied on each award anniversary date, each goal having an assigned weight, each goal having a threshold, target, and maximum level, and each level representing vesting in a specified portion of the award scheduled for time-based vesting on the award anniversary date, as follows –

	THRESHOLD (vesting in 0% of the award scheduled for time-based vesting on an award anniversary date)	TARGET (vesting in 2/3 of the award)	MAXIMUM (vesting in 100% of the award scheduled for time-based vesting on an award anniversary date)
return on equity (40% weight)	4.50%	5.50%	7.00%
return on assets (40% weight)	0.45%	0.57%	0.70%
non-performing assets divided by total assets (20% weight)	1.00%	0.80%	0.70%

It is not necessary to achieve threshold performance or better for all three goals in order to become vested on an occasion of time-based vesting at an award anniversary date. Proportionate vesting can occur as long as performance for at least one of the three goals exceeds the threshold level. Each performance goal is evaluated independently of the other performance goals. For each performance goal, the percentage achievement of the target over the threshold determines the percentage becoming vested on the award anniversary date (up to the product of 2/3 multiplied by the goal weight), and the percentage achievement of the maximum over the target similarly determines the percentage of the remaining weighted portion of the award becoming vested on the award anniversary date. Fractions shall be rounded down to the next whole number. If, however, performance for all three goals on an award anniversary date is less than or equal to threshold performance, the entire amount of the Restricted Stock award scheduled for time-based vesting on that date is forfeited and the performance-based vesting conditions are considered wholly unsatisfied for the portion of the award scheduled for time-based vesting on that date. If performance for all three goals on an award anniversary date is instead equal to or greater than maximum performance, the entire amount of the Restricted Stock award scheduled for time-based vesting on that date is considered vested and the performance-based vesting conditions are considered fully satisfied for the portion of the award scheduled for time-based vesting on that date.

For example, assume that the total Restricted Stock Award is for 75,000 shares, with time-based vesting in five equal 20% increments of 15,000 shares over five years, and an award date of May 1, 2014. The following illustration assumes that on May 1, 2015, the first anniversary of the award date, performance as of the most recent fiscal year end (December 31, 2014) for each goal is one of the following specified alternatives:

	If actual performance is . . .	Illustration assuming a 75,000 share award, with 20% becoming vested at each of the first five award date anniversaries, or 15,000 shares annually
		Number of shares becoming vested on account of performance at the specified level	Percentage of the first 15,000 shares becoming vested	Number of shares forfeited on account of performance at the specified level
ROE (40% weight – 6,000 shares):	4.50% (at threshold)	0	0% (40% weight times 0%)	6,000
	5.25% (exceeds threshold but not target (e.g., at 75% of target over threshold))	3,000	20% (40% weight times 75% times 2/3)	3,000
	5.50% (at target (2/3 of award))	4,000	26.7% (40% weight times 2/3)	2,000
	6.00% (exceeds target but not maximum (e.g., at 1/3 of maximum over target))	4,666	31.1% (40% weight times (2/3 plus (1/3 times 1/3)))	1,334
	7.0% (maximum or greater (100% of award))	6,000	40% (40% weight times 100%)	0

ROA (40% weight – 6,000 shares):	0.45% (at threshold)	0	0% (40% weight times 0%)	6,000
	0.51% (exceeds threshold but not target (e.g., at 50% of target over threshold))	2,000	13.3% (40% weight times 50% times 2/3)	4,000
	0.57% (at target (2/3 of award))	4,000	26.7% (40% weight times 2/3)	2,000
	0.60% (exceeds target but not maximum (e.g., at 23.1% of maximum over target))	4,461	29.7% (40% weight times (2/3 plus (23.1% times 1/3)))	1,539
	0.70% (maximum or greater (100% of award))	6,000	40% (40% weight times 100%)	0

Non-performing assets divided by total assets (20% weight – 3,000 shares):	1.00% (at threshold)	0	0% (20% weight times 0%)	3,000
	0.90% (exceeds threshold but not target (e.g., at 50% of target over threshold))	1,000	6.7% (20% weight times 50% times 2/3)	2,000
	0.80% (at target (2/3 of award))	2,000	13.3% (20% weight times 2/3)	1,000
	0.78% (exceeds target but not maximum (e.g., at 20% of maximum over target))	2,200	14.7% (20% weight times (2/3 plus (20% times 1/3)))	800
	0.70% (maximum or greater (100% of award))	3,000	20% (20% weight times 100%)	0

The Committee has sole and absolute discretion to interpret and apply this Exhibit A.1 and the Restricted Stock Agreement of which this Exhibit A.1 is a part. The Committee’s conclusions are final and binding. Return on equity, return on assets, the amount of total assets, and the amount of non-performing assets shall be determined by the Committee by reference to the audited, consolidated year-end financial statements of Intermountain Community Bancorp and, in the Committee’s discretion, the quarterly Call Reports filed by Panhandle State Bank. Non-performing assets shall, however, exclude restructured loans that are performing. When the Committee informs the Grantee of the portion of an award that has become vested or that has been forfeited, the Committee shall advise the Grantee of the ROE, ROA, and non-performing assets and total assets figures on which the Committee’s determination is based. If from one award anniversary date to the next the Committee changes its method for calculating ROE, ROA, or non-performing assets and total assets, the Committee shall inform the Grantee of the change.

The performance-based vesting conditions stated in this Exhibit A.1 apply to the 20% portion of the award scheduled to vest on the 2015 anniversary of the award date, which is the first anniversary of the award date. On or before the last day of February in each of the years 2015 through 2018 the Committee shall establish the performance-based vesting conditions to be satisfied at the end of that year in order for the Grantee to become vested on an award anniversary date in the portion scheduled to become vested on that award anniversary date. For example, the Committee would establish on or before February 28, 2015 the performance-based vesting conditions that are applicable for 2015 performance, which will determine whether the 20% portion scheduled to become vested on the 2016 award anniversary date will become vested on that date (the Committee’s action on or before February 28, 2015 regarding performance-based vesting conditions applicable for 2015 performance would not affect performance-based vesting of the 20% portion of the award scheduled for vesting on the later award anniversary date in 2015, which would be determined by the performance-based vesting conditions stated in Exhibit A.1, which are applicable for 2014 performance). If the Committee fails to establish by the last day of February in a particular year the performance conditions that govern performance-based vesting for that year, the performance conditions applicable for the immediately preceding year shall govern.

EXHIBIT A.2

ELECTION UNDER SECTION 83(b)

OF THE INTERNAL REVENUE CODE OF 1986

The undersigned taxpayer hereby elects under Section 83(b) of the Internal Revenue Code of 1986, as amended, to include in taxpayer’s gross income for the current taxable year the amount of any compensation taxable to taxpayer in connection with taxpayer’s receipt of the property described below:

1. The name, address, taxpayer identification number and taxable year of the undersigned are as follows:

NAME OF TAXPAYER:

NAME OF SPOUSE:

ADDRESS:

SOCIAL SECURITY NO. OF TAXPAYER:

SOCIAL SECURITY NO. OF SPOUSE:

2. The property for which the election is made is as follows:             shares of the common stock of Intermountain Community Bancorp, an Idaho corporation (the “Company”).

3. The date on which the property was transferred is:             , 2014

4. The property is subject to the following restrictions:

The property will be forfeited to the Company if taxpayer’s services with the Company are terminated. The foregoing restrictions lapse in a series of installments over a five-year period ending in 2019, the fifth anniversary of the date on which Company shareholders approved amendment of Section 3.a of the 2012 Stock Option and Equity Compensation Plan of Intermountain Community Bancorp. In addition, the property will be forfeited to the Company if performance conditions specified in an agreement between the Company and the taxpayer are not satisfied on each award anniversary date in the first five years after the award date, with 20% of the total award being subject to potential forfeiture at each of the first five award anniversary dates. The award date is the date on which the property was transferred, which is the date on which shareholders approved amendment of Section 3.a of the 2012 Stock Option and Equity Compensation Plan of Intermountain Community Bancorp.

5. The aggregate fair market value at the time of transfer of the property (determined without regard to any restriction other than a restriction that by its terms will never lapse) is: $

6. The amount (if any) paid for the property is: $    $0.00

The undersigned has submitted a copy of this statement to the person for whom the services were performed for the undersigned’s receipt of the above-described property. The undersigned is the person performing the services for the transfer of the property.

The undersigned understands that the foregoing election may not be revoked except with the consent of the Commissioner of Internal Revenue.

Dated:

Taxpayer

Print Name:

Spouse

Print Name:

IF YOU DECIDE TO MAKE AN 83(b) ELECTION, YOU MUST FILE THIS FORM WITHIN 30 DAYS AFTER THE DATE OF AWARD AND AS OTHERWISE DESCRIBED BELOW.

DISTRIBUTION OF COPIES

1. The original is to be filed with the Internal Revenue Service Center where the taxpayer’s income tax return will be filed. Filing must be made by no later than 30 days after the date the property is transferred.

2. Attach one copy to the taxpayer’s income tax return for the taxable year in which the property is transferred.

3. Provide a copy to the Company.

EXHIBIT B

STOCK POWER AND ASSIGNMENT

SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                     ,             shares of the common stock of Intermountain Community Bancorp, an Idaho corporation, standing in the undersigned’s name on the books of said corporation, represented by Certificate(s) No.                    delivered herewith, and does hereby irrevocably constitute the Secretary of said corporation as attorney-in-fact, with full power of substitution, to transfer said stock on the books of said corporation.

Dated:

Taxpayer

Print Name:

Spouse

Print Name:

Please see paragraph 10 of the Restricted Stock Agreement for information about completing this form.